# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Venus Concept Inc., CIK 0001409269
CUSIP: 92332W105
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Ontario Canada (A6), M2J 4Y8
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001104659-22-121832
Filed by CIK 0001660910
Persons authorized to receive notices and communications: Manfred Yu, 555 Twin Dolphin Drive Suite 370, Redwood City, California (CA), 94065, 650-486-0801

## Reporting persons
- HealthQuest Partners II, L.P. (CIK 0001660910): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,538,622; shared voting power 0; sole dispositive power 7,538,622; shared dispositive power 0; aggregate amount beneficially owned 7,538,622 (9.8% of the class)
  Comment: Note to Row 7: 7,538,622 shares (including 60,000 shares issuable upon exercise of warrants and 223,345 shares issuable upon conversion of preferred stock), except that HealthQuest Venture Management II, L.L.C. ("HealthQuest Management"), the general partner of HealthQuest Partners II, L.P. ("HealthQuest II"), may be deemed to have sole voting power, and Dr. Garheng Kong ("Kong"), the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 5.
  
  Note to Row 9: 7,538,622 shares (including 60,000 shares issuable upon exercise of warrants and 223,345 shares issuable upon conversion of preferred stock), except that HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 13: Based on 7,255,277 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as reported on the Issuer's Proxy Statement filed with the Securities Exchange Commission on January 10, 2025, plus 60,000 shares of Common Stock underlying the Issuer's warrants held by the Reporting Persons as of February 13, 2025 and 223,345 shares of Common Stock issuable upon conversion of Voting Preferred Stock held by the Reporting Persons as of February 13, 2025, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
- HealthQuest Venture Management II, L.L.C. (CIK 0001660909): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,538,622; shared voting power 0; sole dispositive power 7,538,622; shared dispositive power 0; aggregate amount beneficially owned 7,538,622 (9.8% of the class)
  Comment: Note to Row 7: 7,538,622 shares (including 60,000 shares issuable upon exercise of warrants and 223,345 shares issuable upon conversion of preferred stock), all of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole voting power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 5.
  
  Note to Row 9: 7,538,622 shares (including 60,000 shares issuable upon exercise of warrants and 223,345 shares issuable upon conversion of preferred stock), all of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole dispositive power over these shares.
  
  Note to Row 13: Based on 7,255,277 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as reported on the Issuer's Proxy Statement filed with the Securities Exchange Commission on January 10, 2025, plus 60,000 shares of Common Stock underlying the Issuer's warrants held by the Reporting Persons as of February 13, 2025 and 223,345 shares of Common Stock issuable upon conversion of Voting Preferred Stock held by the Reporting Persons as of February 13, 2025, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
- Garheng Kong (CIK 0001435183): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,546,860; shared voting power 0; sole dispositive power 7,546,860; shared dispositive power 0; aggregate amount beneficially owned 7,546,860 (9.9% of the class)
  Comment: Note to Row 7: 7,546,860 shares (including 7,718 shares represented by options exercisable in full immediately and 520 shares represented by options exercisable within 60 days), 7,538,622 shares (including 60,000 shares issuable upon exercise of warrants and 223,345 shares issuable upon conversion of preferred stock) of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power over the shares owned directly by HealthQuest II, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 5.
  
  Note to Row 9: 7,546,860 shares (including 7,718 shares represented by options exercisable in full immediately and 520 shares represented by options exercisable within 60 days), 7,538,622 shares (including 60,000 shares issuable upon exercise of warrants and 223,345 shares issuable upon conversion of preferred stock) of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power over the shares owned directly by HealthQuest II, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 13: Based on 7,255,277 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as reported on the Issuer's Proxy Statement filed with the Securities Exchange Commission on January 10, 2025, plus 60,000 shares of Common Stock underlying the Issuer's warrants held by the Reporting Persons as of February 13, 2025 and 223,345 shares of Common Stock issuable upon conversion of Voting Preferred Stock held by the Reporting Persons as of February 13, 2025, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Venus Concept Inc.
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Ontario Canada (A6), M2J 4Y8
Comment: This Amendment No. 5 ("Amendment No. 5") amends and restates the Statement on Schedule 13D initially filed on November 18, 2019 and amended on April 7, 2020, June 9, 2020, February 11, 2022 and November 23, 2022 (as amended, the "Original Schedule 13D"), and relates to the Reporting Persons' beneficial ownership of shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Venus Concept, Inc. (the "Issuer"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 5 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 11 for each Reporting Person includes the 60,000 shares of Common Stock of the Issuer issuable upon the exercise of the warrants held by the Reporting Persons and 223,345 shares of Common Stock issuable upon conversion of Voting Preferred Stock held by the Reporting Persons. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for HealthQuest II and HealthQuest Management was calculated based upon 7,255,277 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as reported on the Issuer's Proxy Statement filed with the Securities Exchange Commission on January 10, 2025, plus 60,000 shares of Common Stock underlying the Issuer's warrants held by the Reporting Persons and 223,345shares of Common Stock issuable upon conversion of Voting Preferred Stock held by the Reporting Persons, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of HealthQuest II and HealthQuest Management. The percentage listed in Row 13 for Kong was calculated based upon 7,255,277 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as reported on the Issuer's Proxy Statement filed with the Securities Exchange Commission on January 10, 2025, plus 60,000 shares of Common Stock underlying the Issuer's warrants held by the Reporting Persons as of February 13, 2025, plus 223,345 shares of Common Stock issuable upon conversion of Voting Preferred Stock held by the Reporting Persons as of February 13, 2025, plus 7,718 shares represented by options exercisable in full immediately by Kong and 520 shares represented by options exercisable within 60 days by Kong, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of Kong.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to 5(a).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

## Signatures
- HealthQuest Partners II, L.P.: /s/ Garheng Kong, Garheng Kong, Managing Member of the General Partner (02/14/2025)
- HealthQuest Venture Management II, L.L.C.: /s/ Garheng Kong, Garheng Kong, Managing Member (02/14/2025)
- Garheng Kong: /s/ Garheng Kong, Garheng Kong (02/14/2025)